                                   SCHEDULE C






                                    SUN LIFE
                       ASSURANCE COMPANY OF CANADA (U.S.)









                          CORPORATE MARKETS PRODUCER'S
                            REMUNERATION SCHEDULE FOR
                   SUN LIFE CORPORATE VARIABLE UNIVERSAL LIFE

                                 I. DEFINITIONS

1.1 POLICY YEAR. Twelve consecutive months beginning with a policy's anniversary date.

1.2 PRODUCER. Special producers contracted soley for the distribution of Sun Life Corporate Variable Universal Life.

1.3 FIRST YEAR COMMISSION (FYC). Income paid to the Broker Dealer/Sub-broker upon underwriting approval, based on premiums on policies of individual life insurance collected by Sun Life during the first policy year, in accordance with the Commission Scales found in Section IV of this Schedule. The FYC includes vested commissions and non-vested service fees.

1.4 RENEWAL COMMISSION. Income paid to the Broker Dealer/Sub-broker based on premiums collected by Sun Life after the first policy year, in accordance with the Commission Scales found in Section IV of this Schedule. Renewal commission includes vested commissions and non-vested service fees.

1.5 NET FIRST YEAR COMMISSION (NFYC). A production measurement equal to First Year Commission, less any commission adjustments due to policy cancellation (lapse or surrender) in accordance with Section II of this Schedule.

1.6 TARGET PREMIUM. The basis for measuring commissions on Sun Life Corporate VUL, as found in Section IV of this schedule. Target premium is similar to, but not identical to the 7 pay premium for the base face amount (without APB Rider) as defined by IRC '7702A.

1.7 TARGET_2 PREMIUM. The basis for measuring commissions on Sun Life Corporate VUL, as found in Section IV of this schedule. This is similar to, but not identical to the 7 pay premium for base face amount and APB Rider as defined by IRC '7702A.

1.8 SERVICE FEE. A non-vested, non-negotiable fee paid for the ongoing service of the policies, in accordance with Section IV of this Schedule. This fee will no longer be paid to the Broker Dealer/Sub-broker upon the policy owner's written request to change to a new Broker Dealer/Sub-broker or upon termination of the Corporate Markets Variable Life Insurance Sales Agreement.


              II. COMMISSION ADJUSTMENTS DUE TO POLICY CANCELLATION

2.1 If any policy sold under this Agreement is canceled within the first sixteen months following its effective date, the Broker Dealer will be charged back 50% of the First Year Commission payable under the applicable Commission Scale up to date of policy cancellation.

2.2 If any policy sold under this Agreement is canceled from the seventeenth through the thirty-sixth month following its effective date, the Broker Dealer will be charged back 50% of the

     First Year Commission payable under the Applicable Commission Scale, reduced at the rate of 2.5% for each month beyond the sixteenth month that the policy remained in force.

     EXAMPLE: If the policy is surrendered in the seventeenth month, the chargeback is 47.5% of FYC. If the policy is surrendered in the twentieth month, the chargeback is 40% of FYC.


                           III. TERMINATED SUB-BROKERS

3.1 Commissions in years 1-7 on all policies listed under Section IV will be paid when due except that service fees terminate at the date of termination of the Sub-Broker's contract.

               IV. SUN LIFE CORPORATE VUL POLICY COMMISSION SCALE

4.1 FIRST YEAR AND RENEWAL COMMISSIONS: Producer can choose, on a per case basis, a 100% heaped commission scale, a 100% level commission scale, or a blend of the two. The commission scale indicated on the AFS disk submitted with a case will be the commission scale for the entire life of the case. This commission scale must be the same for the entire case and cannot vary on a life by life basis. The 100% heaped commission scale is the default. If anything other than 100% heaped or 100% level is chosen, then an AMENDMENT TO REMUNERATION SCHEDULE must be signed by the Sun-Broker & Broker Dealer. THE FOLLOWING COMMISSION SCALES INCLUDE NON-VESTED SERVICE FEES (AS DESCRIBED IN SECTION 4.2 OF THIS AGREEMENT).

                                          HEAPED % OF PREMIUM COMMISSION
                                UP TO TARGET    TARGET TO TARGET_2     EXCESS
         Policy Year 1                 15%               2.5%              0%
         Policy Years 2 - 7           7.5%               2.5%            2.5%
         Policy Years 8+                0%                 0%              0%
                                         LEVEL % OF PREMIUM COMMISSION
                                UP TO TARGET    TARGET TO TARGET_2    EXCESS
         Policy Year 1                 9%             2.5%               0%
         Policy Years 2 - 7            9%             2.5%             2.5%
         Policy Years 8+               0%               0%               0%
                                      ASSET TRAIL COMMISSION
                                      (% OF ACCOUNT VALUE)
                               NON-SINGLE PAY*   SINGLE PAY**
         Policy Years 1 - 7         .10%             .05%
         Policy Years 8-20          .20%             .05%
         Policy Years 21+           .10%             .05%

4.2 SERVICE FEE: The service fee is non-vested (see Sections 1.7 and 3.1 of this Schedule) and

                                           PERCENT OF PREMIUM
                                  UP TO TARGET_2          EXCESS
         Policy Year 1           2.5%                    0%
         Policy Years 2 - 7      2.5%                  2.5%
                                     ASSET TRAIL (% OF ACCOUNT VALUE)
                                 NON-SINGLE PAY*    SINGLE PAY**
         Policy Years 1 - 7         .10%              .05%
         Policy Years 8-20          .20%              .05%
         Policy Years 21+           .10%              .05%

*CALCULATED AS 0.25 TIMES 10 BASIS POINTS(YEARS 1-7), 0.25 TIMES 20 BASIS POINTS (YEARS 8-20) AND 0.25 TIMES 10 BASIS POINTS(YEARS 21+) TIMES THE NON-LOANED ACCOUNT VALUE AT THE END OF EACH QUARTER.

**CALCULATED AS 0.25 TIMES 5 BASIS POINTS TIMES THE NON-LOANED ACCOUNT VALUE AT THE END OF EACH QUARTER IN ALL YEARS.

4.3  ANNUALIZATION: None

4.4  FACE AMOUNT INCREASES/DECREASES:

     Target premium is not increased and new commission scales do not begin for increases in specified face amount. Target premium is decreased, however, if the initial base coverage is subsequently decreased. Target_2 premium is increased or decreased as the face amount of base or APB Rider is increased or decreased.

4.5 FLAT EXTRAS/SUBSTANDARD TABLE RATINGS: No additional commission for flat extras or substandard table ratings.